

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

<u>Via E-mail</u>
Kenneth E. Fogarty
President
Reed Elsevier Capital Inc.
1105 North Market Street
Wilmington, Delaware 19801

> **Re:**   **Reed Elsevier Capital Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-4**
> **Filed May 21, 2013**
> **File No. 333-187736**

Dear Mr. Fogarty:

We have received your response to our prior comment letter to you dated May 1, 2013 and have the following additional comments.

<u>Exhibit 5.3</u>

1. We note your response to our prior comment 17 and reissue the comment, as the included language seems to assume material facts underlying the opinion relating to corporate authorization. The binding obligation opinion should encompass the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize the obligation. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, available on the SEC website. As such, please delete assumption (c) on page 6 or advise as to why this is not an ascertainable and material fact as it relates to corporate authorization. In your response please explain to us the corporate resolutions that were undertaken in the documents that are referred to in the opinion as the "Resolutions."

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 if you have questions regarding these comments.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Rhett Brandon
Simpson Thacher & Bartlett LLP